UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

iBio, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $.001 per share

(Title of Class of Securities)

451033203

(CUSIP Number of Class of Securities)

Robert B. Kay
Chief Executive Officer
600 Madison Avenue, Suite 1601 New York, NY 10022-1737
(302) 355-0650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee
U.S. $279,608 (1)	U.S. $33.89 (2)

(1)	For purpose of calculating the amount of filing fee only in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of iBio, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,311,332 shares of iBio, Inc. common stock and have an aggregate value of $279,608 as of January 18, 2019, calculated using the Black-Scholes option pricing model.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act equals $121.20 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $33.89	Filing Party: iBio, Inc.
Form or Registration Number: Schedule TO-I/005-84151	Date Filed: January 22, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange (the “SEC”) on January 22, 2019 (the “Schedule TO”), relating to an offer by iBio, Inc., a Delaware corporation (the “Company”), to exchange options to purchase shares of the Company’s common stock, par value $0.001 per share, with exercise prices ranging from $1.70 to $30.70 per share held by employees and non-employee directors, for replacement options to purchase a lesser number of shares of common stock at a lower price to be granted under the 2018 Omnibus Equity Incentive Plan (the “2018 Plan”), on the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options Exercisable at a Lower Price, dated January 22, 2019 (the “Offer to Exchange”), and the related Terms of Election.

Pursuant to Rule 12b-15 under the Exchange Act of 1934, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the Offer to Exchange.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Exchange expired at 5:00 p.m. Eastern Time on February 20, 2019 (the “Offer expiration date”). At that time, the Company cancelled all exchanged options and immediately thereafter granted the replacement options (as described below). We also refer to February 20, 2019 as the “replacement option grant date.” The results of the Option Exchange were as follows:

Number of Participants	% of Eligible Participants	Shares Subject to Eligible Options Exchanged	% of Total Shares Subject to Eligible Options Exchanged	Shares Subject to Replacement Options Granted
35	78%	1,233,750	94%	925,313

As described in the Offer to Exchange, the replacement options granted:

•	have a per-share exercise price of $0.93, the closing price per share of the Company’s common stock on the replacement option grant date;

•	have a five-year term beginning with the replacement option grant date and vest one year after the replacement option grant date;

•	are of the same type of options as the surrendered options. In other words, nonqualified stock options were exchanged for replacement options in the form of nonqualified stock options and incentive stock options were exchanged for replacement options in the form of incentive stock options; and

•	have the terms and are subject to the conditions as provided for in the 2018 Plan and option award agreement.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBio, Inc.

By:	/s/ Robert B. Kay
Name: Robert B. Kay
Title: Chief Executive Officer